Exhibit 99.3

Execution Version
TITAN MEDICAL INC.
as Obligor
and
[REDACTED]
as Secured Creditor

SECURITY AGREEMENT

April 28, 2020

SECURITY AGREEMENT
Security agreement dated as of April 28, 2020 made by Titan Medical Inc., to and in favour of [Redacted].
RECITALS:
(a)	The Secured Creditor has agreed to advance monies to the Obligor on the terms and conditions contained in the Promissory Note; and
(b)
It is a condition precedent to the advance under the Promissory Note that the Obligor execute and deliver this Agreement in favour of the Secured Creditor as security for the payment and performance of the Obligor’s obligations under the Promissory Note.

In consideration of the foregoing and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Obligor agrees as follows.
ARTICLE 1
INTERPRETATION
Section 1.2      Defined Terms.
As used in this Agreement, the following terms have the following meanings:
“Agreement” means this security agreement.
“Collateral” has the meaning specified in Section 2.1.
“Expenses” has the meaning specified in Section 2.2(1)(b).
“Instruments” means (i) a bill, note or cheque within the meaning of the Bills of Exchange Act (Canada) or any other writing that evidences a right to the payment of money and is of a type that in the ordinary course of business is transferred by delivery with any necessary endorsement or assignment, or (ii) a letter of credit and an advice of credit if the letter or advice states that it must be surrendered upon claiming payment thereunder, or (iii) chattel paper or any other writing that evidences both a monetary obligation and a security interest in or a lease of specific goods, or (iv) documents of title or any other writing that purports to be issued by or addressed to a bailee and purports to cover such goods in the bailee’s possession as are identified or fungible portions of an identified mass, and that in the ordinary course of business is treated as establishing that the Person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers, or (v) any document or writing commonly known as an instrument, but excludes investment property.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs; and (viii) any other intellectual property and industrial property.
“Obligor” means Titan Medical Inc., a corporation incorporated and existing under the Laws of Ontario, and its successors and permitted assigns.
“Promissory Note” means the promissory note dated the date hereof, issued by the Obligor in favour of the Secured Creditor as the same may be amended, modified, extended, renewed, replaced, restated, supplemented or refinanced from time to time and includes any agreement extending the maturity of, refinancing or restructuring all or any portion of, the indebtedness under such agreement or any successor agreements.
“Registrable Intellectual Property” means any Intellectual Property in respect of which ownership, title, security interests, charges or encumbrances are capable of registration, recording or notation with any Governmental Entity pursuant to applicable Laws.
“Secured Creditor” means [Redacted] and its successors and assigns.
“Secured Obligations” has the meaning specified in Section 2.2(1)(a).
“Security” means a security (as defined in the STA) and all other shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, a Person’s capital, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.
“Security Interest” has the meaning specified in Section 2.2.
“ULC” means an unlimited company, an unlimited liability company or an unlimited liability corporation incorporated pursuant to or otherwise governed by the Laws of any of the provinces of Canada.
“ULC Shares” means shares in any ULC at any time owned or otherwise held by the Obligor.

Section 1.3    Interpretation.
(1)
Terms defined in the Personal Property Security Act (Ontario) (“PPSA”) or the Securities Transfer Act, 2006 (Ontario) (“STA”) and used but not otherwise defined in this Agreement have the same meanings.  For greater certainty, the terms “account”, “chattel paper”, “document of title”, “equipment”, “goods”, “intangible”, “investment property”, “money”, “personal property” and “proceeds” have the meanings given to them in the PPSA; and the terms “certificated security”, “control”, “deliver”, “entitlement holder”, “financial asset”, “securities account”, “securities intermediary”, “security”, “security entitlement” and “uncertificated security” have the meanings given to them in the STA.

(2)	Capitalized terms used in this Agreement but not defined have the meanings given to them in the Promissory Note.
(3)
In this Agreement the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”.  The expressions “Article”, “Section” and other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of this Agreement.

(4)	Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(5)	The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation.
(6)	The schedules attached to this Agreement form an integral part of it for all purposes of it.
(7)
Any reference to this Agreement refers to this Agreement as it may have been or may from time to time be amended, modified, extended, renewed, restated, replaced or supplemented and includes all schedules attached to it. Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as the same may have been or may from time to time be amended or re-enacted.

ARTICLE 2
SECURITY
Section 2.1    Grant of Security.
The Obligor grants to the Secured Creditor, a security interest in, and assigns, mortgages, charges, hypothecates and pledges to the Secured Creditor, all of the property and undertaking of the Obligor now owned or hereafter acquired and all of the property and undertaking in which the Obligor now has or hereafter acquires any interest (collectively, the “Collateral”), including all of the Obligor’s:
(a)	present and after-acquired personal property;
(b)
inventory including goods held for sale, lease or resale, goods furnished or to be furnished to third parties under contracts of lease, consignment or service, goods which are raw materials or work in process, goods used in or procured for packing or shipping, and materials used or consumed in the business of the Obligor;

(c)
equipment, machinery, furniture, fixtures, plant, vehicles and other goods of every kind and description and all licences and other rights and all related records, files, charts, plans, drawings, specifications, manuals and documents;

(d)
accounts due or accruing, including deposit accounts (whether demand, term, cash, chequing, savings or other similar account, and whether or not evidenced by a certificate of deposit, account agreement, passbook or other document) maintained for the benefit of the Obligor by a bank, credit union, trust company or other financial institution, and all other monetary obligations due or accruing to the Obligor;

(e)	money, documents of title, chattel paper, financial assets and investment property;
(f)
securities accounts and all of the credit balances, securities entitlements, other financial assets and items or property (or their value) standing to the credit from time to time in such securities accounts;

(g)	Instruments;
(h)	Securities;
(i)	intangibles including all security interests, goodwill, choses in action, contracts, contract rights, licences and other contractual benefits;
(j)	Intellectual Property including the Registrable Intellectual Property listed in Schedule A;
(k)
books, records, files, correspondence, invoices, documents, papers, agreements, computer programs, disks and other repositories of data recording or storage in any form or medium, evidencing or relating to the property described in this Section 2.1;

(l)	all substitutions and replacements of and increases, additions and, where applicable, accessions to the property described in Section 2.1(a) through Section 2.1(k) inclusive; and
(m)
all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property described in Section 2.1(a) through Section 2.1(l) inclusive, including the proceeds of such proceeds.

Section 2.2    Secured Obligations.
The security interest, assignment, mortgage, charge, hypothecation and pledge granted by this Agreement (collectively, the “Security Interest”) secures the payment and performance of:
(a)
all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time or from time to time due or accruing due and owing by or otherwise payable by the Obligor to the Secured Creditor in any currency, under, in connection with or pursuant to the Promissory Note (collectively, and together with the Expenses, the “Secured Obligations”); and

(b)
all reasonable expenses, costs and charges incurred by or on behalf of the Secured Creditor in connection with the enforcement of its rights in respect of this Agreement, the Security Interest or the Collateral, including all reasonable legal fees, court costs, receiver's or agent's remuneration and other expenses of taking possession of, repairing, protecting, insuring, preparing for disposition, realizing, collecting, selling, transferring, delivering or obtaining payment for the Collateral, and of taking, defending or participating in any action or proceeding in connection with any of the foregoing matters or otherwise in connection with the Secured Creditor's interest in any Collateral (collectively, the “Expenses”).

Section 2.3   Attachment.
(1)
The Obligor acknowledges that (i) value has been given, (ii) it has rights in the Collateral or the power to transfer rights in the Collateral to the Secured Creditor (other than after-acquired Collateral), (iii) it has not agreed to postpone the time of attachment of the Security Interest, and (iv) it has received a copy of this Agreement.

(2)
If the Obligor (i) acquires any Securities, (ii) acquires any other financial assets, (iii) acquires any Instruments, or (iv) establishes or maintains a securities account, the Obligor will notify the Secured Creditor in writing and provide the Secured Creditor with the details related to the acquisition or establishment of and particulars relating to such Securities, financial assets, Instruments or securities account within 15 days after such acquisition or establishment.

(3)
At the request of the Secured Creditor, the Obligor will cause the Secured Creditor to have control over each security and all other investment property that are now or at any time become Collateral, and will take all action that the Secured Creditor reasonably deems advisable to cause the Secured Creditor to have control over such Collateral, including (i) causing the Collateral to be transferred to or registered in the name of the Secured Creditor or its nominee or otherwise as the Secured Creditor may direct, (ii) endorsing any Collateral to the Secured Creditor or in blank by an effective endorsement, (iii) delivering the Collateral to the Secured Creditor or someone on its behalf as the Secured Creditor may direct, (iv) delivering to the Secured Creditor any and all consents or other documents or agreements which may be necessary to effect the transfer of any Collateral to the Secured Creditor or any third party and (v) entering into control agreements with the Secured Creditor and the applicable securities intermediary or issuer in respect of any Collateral in form and substance reasonably satisfactory to the Secured Creditor.

(4)
At the request of the Secured Creditor, the Obligor will (i) deliver to and deposit with the Secured Creditor any promissory note or other Instruments, (ii) cause the transfer of any Instruments to the Secured Creditor to be registered wherever such registration may be required or advisable in the opinion of the Secured Creditor, acting reasonably, (iii) endorse any Instruments to the Secured Creditor or in blank by an effective endorsement or register them in the name of the Secured Creditor or its nominee or otherwise as the Secured Creditor may direct and (iv) deliver to the Secured Creditor any and all consents or other documents or agreements that may be necessary to effect the transfer of any Instruments to the Secured Creditor or any third party. At the request of the Secured Creditor, the Obligor will take similar actions, as applicable, with respect to any Securities not subject to Section 2.3(3).

(5)
The Obligor irrevocably waives, to the extent permitted by applicable Law, any right to receive a copy of any financing statement or financing change statement (and any verification statement relating to the same) registered in respect of this Agreement or any other security agreement granted to the Secured Creditor.

Section 2.4    Scope of Security Interest.
(1)
The Security Interest with respect to trademarks constitutes a security interest in, and a charge, hypothecation and pledge of, such Collateral in favour of the Secured Creditor, but does not constitute an assignment or mortgage of such Collateral to the Secured Creditor.

(2)
Until the Security Interest is enforceable in accordance with this Agreement, the grant of the Security Interest in the Intellectual Property does not affect in any way the Obligor's rights to commercially use and exploit the Intellectual Property, defend it, enforce the Obligor's rights in it or with respect to it against third parties in any court or claim and be entitled to receive any damages with respect to any infringement of it.

(3)	The Security Interest does not extend to consumer goods.
(4)
The Security Interest does not extend or apply to the last day of the term of any lease or sublease of real property or any agreement for a lease or sublease of real property, now held or hereafter acquired by the Obligor, but the Obligor will stand possessed of any such last day upon trust to assign and dispose of it as the Secured Creditor may reasonably direct.

(5)
The Security Interest does not extend or apply to any agreement, right, franchise, licence or permit (the “Contractual Rights”) to which the Obligor is a party or of which the Obligor has benefit, to the extent that the creation of the Security Interest would constitute a breach of the terms of, or permit any person to terminate, the Contractual Rights, but the Obligor shall hold its interest therein in trust for the Secured Creditor and shall assign such Contractual Rights to the Secured Creditor upon obtaining the consent of all other parties thereto.  The Obligor agrees that it shall, upon the request of the Secured Creditor, use all commercially reasonable efforts to obtain any consent required to permit any Contractual Rights to be subjected to the Security Interest.  The Obligor agrees that it shall also use all commercially reasonable efforts to ensure that all agreements, rights, franchises, licences or permits entered into or obtained after the date hereof do not provide that the Security Interest is prohibited or results in a default thereunder.

Section 2.5    Grant of Licence to Use Intellectual Property.
At such time as the Secured Creditor is lawfully entitled to exercise its rights and remedies under Article 3, the Obligor grants to the Secured Creditor an irrevocable, nonexclusive licence (exercisable without payment of royalty or other compensation to the Obligor) to use, assign or sublicense any Intellectual Property in which the Obligor has rights wherever the same may be located, including in such licence access to (i) all media in which any of the licensed items may be recorded or stored, and (ii) all software and computer programs used for compilation or print-out.  The license granted under this Section is to enable the Secured Creditor to exercise its rights and remedies under Article 3 and for no other purpose.
Section 2.6    Care and Custody of Collateral.
(1)	The Secured Creditor has no obligation to keep Collateral in its possession identifiable.
(2)
Without limiting any other rights or remedies under this Agreement, the Secured Creditor may, upon the occurrence and during the continuance of an Event of Default, (i) notify any Person obligated on an Instrument, Security or account to make payments to the Secured Creditor, whether or not the Obligor was previously making collections on such accounts, chattel paper, instruments, and (ii) assume control of any proceeds arising from the Collateral.

(3)
The Secured Creditor has no obligation to collect dividends, distributions or interest payable on, or exercise any option or right in connection with any Collateral.  The Secured Creditor has no obligation to protect or preserve any Collateral from depreciating in value or becoming worthless and is released from all responsibility for any loss of value, whether such Collateral is in the possession of, is a security entitlement of, or is subject to the control of, the Secured Creditor, a securities intermediary, the Obligor or any other Person, other than to the extent such loss is caused by the Secured Creditor’s gross negligence or wilful misconduct.  In the physical keeping of any Securities, the Secured Creditor is only obliged to exercise the same degree of care as it would exercise with respect to its own Securities kept at the same place.

(4)
The Secured Creditor may, upon the occurrence and during the continuance of an Event of Default, sell, transfer, use or otherwise deal with any investment property included in the Collateral over which the Secured Creditor has control, on such conditions and in such manner as the Secured Creditor in its sole discretion may determine.

Section 2.7   Rights of the Obligor.
(1)
Until the occurrence of an Event of Default which is continuing, the Obligor is entitled to vote the Securities and other financial assets that are part of the Collateral and to receive all dividends and distributions on such Securities and financial assets.  Upon the occurrence and during the continuance of an Event of Default, all rights of the Obligor to vote (under any proxy given by the Secured Creditor (or its nominee) or otherwise) or to receive distributions or dividends cease and all such rights become vested solely and absolutely in the Secured Creditor.

(2)
Any distributions or dividends received by the Obligor contrary to Section 2.7(1) or any other moneys or property received by the Obligor after the Security Interest is enforceable will be received as trustee for the Secured Creditor and shall be immediately paid over to the Secured Creditor.

Section 2.8    Expenses.
The Obligor is liable for and will pay on demand by the Secured Creditor any and all Expenses.
ARTICLE 3
ENFORCEMENT
Section 3.1    Enforcement.
The Security Interest becomes and is enforceable against the Obligor upon the occurrence and during the continuance of an Event of Default.
Section 3.2    Remedies.
Whenever the Security Interest is enforceable, the Secured Creditor may realize upon the Collateral and enforce the rights of the Secured Creditor by:
(a)	entry onto any premises where Collateral consisting of tangible personal property may be located;
(b)	entry into possession of the Collateral by any method permitted by Law;
(c)	sale, grant of options to purchase, or lease of all or any part of the Collateral;
(d)	holding, storing and keeping idle or operating all or any part of the Collateral;
(e)
exercising and enforcing all rights and remedies of a holder of the Collateral as if the Secured Creditor were the absolute owner thereof (including, if necessary, causing the Collateral to be registered in the name of the Secured Creditor or its nominee if not already done);

(f)	collection of any proceeds arising in respect of the Collateral;
(g)	collection, realization or sale of, or other dealing with, accounts;
(h)
license or sublicense, whether on an exclusive or nonexclusive basis, of any Intellectual Property for such term and on such conditions and in such manner as the Secured Creditor in its sole judgment determines (taking into account such provisions as may be necessary to protect and preserve such Intellectual Property);

(i)	instruction or order to any issuer or securities intermediary pursuant to any control the Secured Creditor has over the Collateral;

(j)	instruction to any bank to transfer all moneys constituting Collateral held by such bank to an account maintained with or by the Secured Creditor;
(k)
appointment by instrument in writing of a receiver (which term as used in this Agreement includes a receiver and manager) or agent of all or any part of the Collateral and removal or replacement from time to time of any receiver or agent;

(l)	institution of proceedings in any court of competent jurisdiction for the appointment of a receiver of all or any part of the Collateral;
(m)	institution of proceedings in any court of competent jurisdiction for sale or foreclosure of all or any part of the Collateral;
(n)	filing of proofs of claim and other documents to establish claims to the Collateral in any proceeding relating to the Obligor; and
(o)	any other remedy or proceeding authorized or permitted under the PPSA or otherwise by Law or equity.
Section 3.3    Additional Rights.
In addition to the remedies set forth in Section 3.2 and elsewhere in this Agreement, whenever the Security Interest is enforceable, the Secured Creditor may:
(a)
require the Obligor, at the Obligor's expense, to assemble the Collateral at a place or places designated by notice in writing and the Obligor agrees to so assemble the Collateral immediately upon receipt of such notice;

(b)	require the Obligor, by notice in writing, to disclose to the Secured Creditor the location or locations of the Collateral and the Obligor agrees to promptly make such disclosure when so required;
(c)	repair, process, modify, complete or otherwise deal with the Collateral and prepare for the disposition of the Collateral, whether on the premises of the Obligor or otherwise;
(d)
redeem any prior security interest against any Collateral, procure the transfer of such security interest to itself, or settle and pass the accounts of the prior mortgagee, chargee or encumbrancer (any accounts to be conclusive and binding on the Obligor);

(e)	pay any liability secured by any lien against any Collateral (the Obligor will immediately on demand reimburse the Secured Creditor for all such payments);
(f)
carry on all or any part of the business of the Obligor and, to the exclusion of all others including the Obligor, enter upon, occupy and use all or any of the premises, buildings, and other property of or used by the Obligor for such time as the Secured Creditor sees fit, free of charge, and the Secured Creditor is not liable to the Obligor for any act, omission or negligence in so doing or for any rent, charges, depreciation or damages incurred in connection with or resulting from such action;

(g)
borrow for the purpose of carrying on the business of the Obligor or for the maintenance, preservation or protection of the Collateral and grant a security interest in the Collateral, whether or not in priority to the Security Interest, to secure repayment;

(h)
commence, continue or defend any judicial or administrative proceedings for the purpose of protecting, seizing, collecting, realizing or obtaining possession or payment of the Collateral, and give good and valid receipts and discharges in respect of the Collateral and compromise or give time for the payment or performance of all or any part of the accounts or any other obligation of any third party to the Obligor; and

(i)
at any public sale, and to the extent permitted by Law on any private sale, bid for and purchase of any or all of the Collateral offered for sale and upon compliance with the terms of such sale, hold, retain and dispose of such Collateral without any further accountability to the Obligor or any other Person with respect to such holding, retention or disposition, except as required by Law.  In any such sale to the Secured Creditor, the Secured Creditor may, for the purpose of making payment for all or any part of the Collateral so purchased, use any claim for Secured Obligations then due and payable to it as a credit against the purchase price.

Section 3.4    Exercise of Remedies.
The remedies under Section 3.2 and Section 3.3 may be exercised from time to time separately or in combination and are in addition to, and not in substitution for, any other rights of the Secured Creditor however arising or created.  The Secured Creditor is not bound to exercise any right or remedy, and the exercise of rights and remedies is without prejudice to the rights of the Secured Creditor in respect of the Secured Obligations including the right to claim for any deficiency.
Section 3.5    Receiver's Powers.
(1)
Any receiver appointed by the Secured Creditor is vested with the rights and remedies which could have been exercised by the Secured Creditor in respect of the Obligor or the Collateral and such other powers and discretions as are granted in the instrument of appointment and any supplemental instruments.  The identity of the receiver, its replacement and its remuneration are within the sole and unfettered discretion of the Secured Creditor.

(2)
Any receiver appointed by the Secured Creditor will act as agent for the Secured Creditor for the purposes of taking possession of the Collateral, but otherwise and for all other purposes (except as provided below), as agent for the Obligor.  The receiver may sell, lease, or otherwise dispose of Collateral as agent for the Obligor or as agent for the Secured Creditor as the Secured Creditor may determine in its discretion.  The Obligor agrees to ratify and confirm all actions of the receiver acting as agent for the Obligor, and to release and indemnify the receiver in respect of all such actions.

(3)
The Secured Creditor, in appointing or refraining from appointing any receiver, does not incur liability to the receiver, the Obligor or otherwise and is not responsible for any misconduct or negligence of such receiver.

Section 3.6    Appointment of Attorney.
The Obligor hereby irrevocably constitutes and appoints the Secured Creditor (and any officer of the Secured Creditor) the true and lawful attorney of the Obligor.  As the attorney of the Obligor, the Secured Creditor has the power to exercise for and in the name of the Obligor with full power of substitution, upon the occurrence and during the continuance of an Event of Default, any of the Obligor's right (including the right of disposal), title and interest in and to the Collateral including the execution, endorsement, delivery and transfer of the Collateral to the Secured Creditor, its nominees or transferees, and the Secured Creditor and its nominees or transferees are hereby empowered to exercise all rights and powers and to perform all acts of ownership with respect to the Collateral to the same extent as the Obligor might do.  This power of attorney is irrevocable, is coupled with an interest, has been given for valuable consideration (the receipt and adequacy of which is acknowledged) and survives, and does not terminate upon, the bankruptcy, dissolution, winding up or insolvency of the Obligor.  This power of attorney extends to and is binding upon the Obligor’s successors and permitted assigns.  The Obligor authorizes the Secured Creditor to delegate in writing to another Person any power and authority of the Secured Creditor under this power of attorney as may be necessary or desirable in the reasonable opinion of the Secured Creditor, and to revoke or suspend such delegation.  For certainty, the Secured Creditor can not exercise any rights under this power of attorney unless an Event of Default has occurred and is continuing.
Section 3.7    Dealing with the Collateral.
(1)
The Secured Creditor is not obliged to exhaust its recourses against the Obligor or any other Person or against any other security it may hold in respect of the Secured Obligations before realizing upon or otherwise dealing with the Collateral in such manner as the Secured Creditor may consider desirable.

(2)
The Secured Creditor may grant extensions or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Obligor and with other Persons, sureties or securities as it may see fit without prejudice to the Secured Obligations, the liability of the Obligor or the rights of the Secured Creditor in respect of the Collateral.

(3)
Except as otherwise provided by Law or this Agreement, the Secured Creditor is not (i) liable or accountable for any failure to collect, realize or obtain payment in respect of the Collateral, (ii) bound to institute proceedings for the purpose of collecting, enforcing, realizing or obtaining payment of the Collateral or for the purpose of preserving any rights of any Persons in respect of the Collateral, (iii) responsible for any loss occasioned by any sale or other dealing with the Collateral or by the retention of or failure to sell or otherwise deal with the Collateral, or (iv) bound to protect the Collateral from depreciating in value or becoming worthless.

Section 3.8    Standards of Sale.
Without prejudice to the ability of the Secured Creditor to dispose of the Collateral in any manner which is commercially reasonable, the Obligor acknowledges that:
(a)	the Collateral may be disposed of in whole or in part;
(b)	the Collateral may be disposed of by public auction, public tender or private contract, with or without advertising and without any other formality;
(c)	any assignee of such Collateral may be the Secured Creditor or a customer of any such Person;
(d)	any sale conducted by the Secured Creditor will be at such time and place, on such notice and in accordance with such procedures as the Secured Creditor, in its sole discretion, may deem advantageous;
(e)
the Collateral may be disposed of in any manner and on any terms necessary to avoid violation of applicable Law (including compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that the prospective bidders and purchasers have certain qualifications, and restrict the prospective bidders and purchasers to Persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of the Collateral) or in order to obtain any required approval of the disposition (or of the resulting purchase) by any governmental or regulatory authority or official;

(f)	a disposition of the Collateral may be on such terms and conditions as to credit or otherwise as the Secured Creditor, in its sole discretion, may deem advantageous; and
(g)	the Secured Creditor may establish an upset or reserve bid or price in respect of the Collateral.
Section 3.9    Dealings by Third Parties.
(1)
No Person dealing with the Secured Creditor or an agent or receiver is required to determine (i) whether the Security Interest has become enforceable, (ii) whether the powers which such Person is purporting to exercise have become exercisable, (iii) whether any money remains due to the Secured Creditor by the Obligor, (iv) the necessity or expediency of the stipulations and conditions subject to which any sale or lease is made, (v) the propriety or regularity of any sale or other dealing by the Secured Creditor with the Collateral, or (vi) how any money paid to Secured Creditor has been applied.

(2)
Any bona fide purchaser of all or any part of the Collateral from the Secured Creditor or any receiver or agent will hold the Collateral absolutely, free from any claim or right of whatever kind, including any equity of redemption, of the Obligor, which it specifically waives (to the fullest extent permitted by Law) as against any such purchaser together with all rights of redemption, stay or appraisal which the Obligor has or may have under any rule of Law or statute now existing or hereafter adopted.

Section 3.10    ULC Shares.
(1)
Notwithstanding anything else contained in this Agreement or any other document or agreement among all or some of the parties hereto, the Obligor is the sole registered and beneficial owner of all Collateral that is ULC Shares and will remain so until such time as such ULC Shares are effectively transferred into the name of the Secured Creditor, or any nominee of the foregoing or any other Person on the books and records of such ULC.  Accordingly, the Obligor shall be entitled to receive and retain for its own account any dividend on or other distribution, if any, in respect of ULC Shares that are Collateral and shall have the right to vote such ULC Shares and to control the direction, management and policies of any ULC to the same extent as the Obligor would if such ULC Shares were not pledged to the Secured Creditor pursuant hereto. Nothing in this Agreement or any other document or agreement among all or some of the parties hereto is intended to, and nothing in this Agreement or any other document or agreement among all or some of the parties hereto shall, constitute the Secured Creditor or any Person other than the Obligor, a member of any ULC for the purposes of the Companies Act (Nova Scotia), the Business Corporations Act (British Columbia), the Business Corporations Act (Alberta) or any other applicable legislation until such time as notice is given to the Obligor and further steps are taken hereunder or thereunder so as to register the Secured Creditor or any nominee of the foregoing, as specified in such notice, as the holder of shares of such ULC.  To the extent any provision hereof would have the effect of constituting the Secured Creditor a member of a ULC prior to such time, such provision shall be severed herefrom and ineffective with respect to Collateral that is shares of such ULC without otherwise invalidating or rendering unenforceable this Agreement or invalidating or rendering unenforceable such provision insofar as it relates to Collateral that is not shares of such ULC.

(2)
Except upon the exercise of rights to sell or otherwise dispose of Collateral that is ULC Shares once the Security Interest is enforceable, the Obligor shall not cause or permit, or enable any ULC in which it holds ULC Shares that are Collateral to cause or permit, the Secured Creditor to: (a) be registered as a shareholder or member of a ULC; (b) have any notation entered in its favour in the share register of a ULC; (c) be held out as a shareholder or member of a ULC; (d) receive, directly or indirectly, any dividends, property or other distributions from a ULC by reason of the Secured Creditor holding a security interest in a ULC or ULC Shares; or (e) act as a shareholder or member of a ULC, or exercise any rights of a shareholder or member including the right to attend a meeting of, or to vote the shares of, a ULC.

ARTICLE 4
INTELLECTUAL PROPERTY
The Obligor represents and warrants and covenants and agrees, acknowledging and confirming that the Secured Creditor is relying on such representations, warranties, covenants and agreements, that:
(a)	Schedule A lists all Registrable Intellectual Property that is owned by the Obligor for which there is a pending and active application or registration on the date of this Agreement.
(b)
The Obligor will furnish the Secured Creditor in writing the description of all Registrable Intellectual Property or applications for Registrable Intellectual Property of the Obligor acquired or developed by the Obligor after the date hereof.  In addition, the Obligor will deliver to the Secured Creditor a copy of the certificate of registration of, or application for, such Registrable Intellectual Property along with a Confirmation of Security Interest in the form of Schedule B in respect of such Registrable Intellectual Property confirming the assignment for security of such Registrable Intellectual Property to the Secured Creditor and immediately make all such filings, registrations and recordings as are necessary or appropriate to perfect the Security Interest granted to the Secured Creditor in the Registrable Intellectual Property.

ARTICLE 5
GENERAL
Section 5.1    Notices.
Any notices, directions or other communications provided for in this Agreement must be in writing and given in accordance with the Promissory Note.
Section 5.2    Discharge.
The Security Interest will not be discharged except by a written release or discharge signed by the Secured Creditor.  The Obligor will be entitled to require a discharge by notice to the Secured Creditor upon, but only upon full and indefeasible payment and performance of the Secured Obligations.  Upon discharge of the Security Interest and at the request and expense of the Obligor, the Secured Creditor will execute and deliver to the Obligor such financing statements and other documents or instruments as the Obligor may reasonably require and the Secured Creditor will redeliver to the Obligor, or as the Obligor may otherwise direct the Secured Creditor, any Collateral in its possession.
Section 5.3    No Merger, Survival of Representations and Warranties.
This Agreement does not operate by way of merger of any of the Secured Obligations and no judgment recovered by the Secured Creditor will operate by way of merger of, or in any way affect, the Security Interest, which is in addition to, and not in substitution for, any other security now or hereafter held by the Secured Creditor in respect of the Secured Obligations.  The representations, warranties and covenants of the Obligor in this Agreement survive the execution and delivery of this Agreement and the advance under the Promissory Note.  Notwithstanding any investigation made by or on behalf of the Secured Creditor these covenants, representations and warranties continue in full force and effect.

Section 5.4    Further Assurances.
The Obligor will do all acts and things and execute and deliver, or cause to be executed and delivered, all agreements, documents and instruments that the Secured Creditor may reasonably require and take all further steps relating to the Collateral or any other property or assets of the Obligor that the Secured Creditor may require for (i) protecting the Collateral, (ii) perfecting, preserving and protecting the Security Interest, and (iii) exercising all powers, authorities and discretions conferred upon the Secured Creditor.  After the Security Interest becomes enforceable, the Obligor will do all acts and things and execute and deliver all documents and instruments that the Secured Creditor may reasonably require for facilitating the sale or other disposition of the Collateral in connection with its realization.
Section 5.5    Supplemental Security.
This Agreement is in addition to, without prejudice to and supplemental to all other security now held or which may hereafter be held by the Secured Creditor.
Section 5.6    Successors and Assigns.
This Agreement is binding on the Obligor and its successors and assigns, and enures to the benefit of the Secured Creditor and its successors and assigns.  This Agreement may be assigned by the Secured Creditor further to the assignment by the Seured Creditor of the Promissory Note in accordance with the terms thereof and, in such event, such assignee will be entitled to all of the rights and remedies of the Secured Creditor as set forth in this Agreement or otherwise.  In any action brought by an assignee to enforce any such right or remedy, the Obligor will not assert against the assignee any claim or defence which the Obligor now has or may have against the Secured Creditor.  The Obligor may not assign, transfer or delegate any of its rights or obligations under this Agreement without the prior written consent of the Secured Creditor which may be unreasonably withheld.
Section 5.7    Amalgamation.
The Obligor acknowledges and agrees that in the event it amalgamates with any other corporation or corporations, it is the intention of the parties that the Security Interest (i) extends to: (A) all of the property and undertaking that any of the amalgamating corporations then owns, (B) all of the property and undertaking that the amalgamated corporation thereafter acquires, (C) all of the property and undertaking in which any of the amalgamating corporations then has any interest and (D) all of the property and undertaking in which the amalgamated corporation thereafter acquires any interest; and (ii) secures the payment and performance of all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time or from time to time due or accruing due and owing by or otherwise payable by each of the amalgamating corporations and the amalgamated corporation to the Secured Creditor, or any one or more of them, in any currency, under, in connection with the Promissory Note, and whether incurred alone or jointly with another or others and whether as principal, guarantor or surety and whether incurred prior to, at the time of or subsequent to the amalgamation.  The Security Interest attaches to the additional collateral at the time of amalgamation and to any collateral thereafter owned or acquired by the amalgamated corporation when such becomes owned or is acquired.  Upon any such amalgamation, the defined term “Obligor” means, collectively, each of the amalgamating corporations and the amalgamated corporation, the defined term “Collateral” means all of the property and undertaking and interests described in (i) above, and the defined term “Secured Obligations” means the obligations described in (ii) above.

Section 5.8    Severability.
If any court of competent jurisdiction from which no appeal exists or is taken, determines any provision of this Agreement to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.
Section 5.9    Amendment.
This Agreement may only be amended, supplemented or otherwise modified by written agreement executed by the Secured Creditor and the Obligor.
Section 5.10    Waivers, etc.
(1)
No consent or waiver by the Secured Creditor in respect of this Agreement is binding unless made in writing and signed by an authorized officer of the Secured Creditor.  Any consent or waiver given under this Agreement is effective only in the specific instance and for the specific purpose for which given.  No waiver of any of the provisions of this Agreement constitutes a waiver of any other provision.

(2)
A failure or delay on the part of the Secured Creditor in exercising a right under this Agreement does not operate as a waiver of, or impair, any right of the Secured Creditor however arising.  A single or partial exercise of a right on the part of the Secured Creditor does not preclude any other or further exercise of that right or the exercise of any other right by the Secured Creditor.

Section 5.11    Governing Law.
(1)	This Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.
(2)
The Obligor irrevocably attorns and submits to the exclusive jurisdiction of any court of competent jurisdiction of the Province of Ontario sitting in Toronto, Ontario in any action or proceeding arising out of or relating to this Agreement.  The Obligor irrevocably waives objection to the venue of any action or proceeding in such court or that such court provides an inconvenient forum.  Nothing in this Section limits the right of the Secured Creditor to bring proceedings against the Obligor in the courts of any other jurisdiction.

(3)
The Obligor hereby irrevocably consents to the service of any and all process in any such action or proceeding by the delivery of copies of such process to the Obligor at the address of the Obligor set forth in the Promissory Note.  Nothing in this Section affects the right of the Secured Creditor to serve process in any manner permitted by Law.

[Signature page follows]

IN WITNESS WHEREOF, the Obligor has executed this Agreement.
TITAN MEDICAL INC.
Per:
Authorized Signing Officer

SCHEDULE A
INTELLECTUAL PROPERTY
Patents
Region	Application Number	Patent Number

CA	3004277
CA	2984092
CA	2986770
CA	3010863
CA	3010896
CA	3027080
CA	3034919
CN	201580079340.0
CN	201680041417.X
CN	201680078615.3
CN	201780005500.6
CN	201910026625.8
EP	11876682.3
EP	17171068.4
EP	15891039.8
EP	16810648.2
EP	16838146.5
EP	17740924.0
EP	18213627.5
EP	19170809.8

HK	42020001693.9
HK	17109692.3
IN	201717021787
IN	11772/DELNP/2015
JP	2018-529653
JP	2018-000231
JP	2019-18850
JP	2020-010525
KR	2018-7019407
KR	2018-7023785
US	16/185,788
US	15/570,286
US	16/176,221
US	16/411,537
US	15/737,245
US	15/744,014
US	16/060,905
US	15/780,207
US	15/780,593
US	16/084,368
US	16/085,152
US	16/093,918
US	15/686,571
US	15/566,525
US	15/846,986

US	15/893,195
US	16/110,883
US	16/174,602
US	16/174,649
US	16/174,620
US	29/668,353
US	16/186,234
US	16/235,071
US	16/235,288
US	16/235,246
US	16/273,442
US	16/299,834
US	16/415,303
US	16/419,743
US	16/419,696
US	16/427,164
US	16/432,231
US	16/435,170
US	16/449,095
US	16/453,930
US	16/453,948
US	16/453,939
US	16/453,933
US	16/453,910
US	16/455,192

US	16/512,682
US	16/514,782
US	16/520,751
US	16/531,534
US	16/539,233
US	16/598,751
US	16/676,311
US	29/714,033
US	16/731,600
US	16/800,710
US	16/800,941
US	62/944,260
WO	PCT/US2019/055255
WO	PCT/CA2019/051493
WO	PCT/US2019/058170
AU	2015362021	2015362021
AU	2017210349	2017210349
CA	2913943	2913943
CA	2968609	2968609
CA	2973227	2973227
CA	2973235	2973235
CA	2982615	2982615
CA	2996014	2996014
CN	201380078618	105431106
CN	201580064733.4	201580064733.4

EP	11874984.5	2773277
EP	13887243.7	2996613
EP	15866790.7	3206842
EP	16734868.9	3242774
EP	16734867.1	3242773
HK	16108161.8	1220098
JP	2016-520200	6274630
JP	2017-531374	6433595
JP	2018-530517	6653387
KR	20177017983	101965678
US	13/494,852	8,768,509
US	12/227,582	8224485
US	16/160,200	10,357,319
US	15/211,295	9,681,922
US	14/831,045	9,421,068
US	14/302,723	9,149,339
US	12/449,779	8,792,688
US	12/459,292	8,347,754
US	12/583,351	8,332,072
US	12/655,675	8,306,656
US	13/106,306	9,033,998
US	13/660,615	8,930,027
US	13/660,328	9,763,739
US	14/261,614	9,724,162
US	14/262,221	10,471,607

US	14/899,768	10,278,683
US	15/552,993	10,368,909
US	15/754,566	10,357,147
US	15/294,477	9,629,688
US	15/442,070	9,925,014
US	15/485,720	10,532,466
US	15/490,098	10,130,434
US	15/494,740	10,568,707
US	15/593,000	10,292,760
US	15/542,356	10,327,856
US	15/542,398	10,159,536
US	15/677,307	10,284,838
US	15/690,035	10,363,064
US	15/961,507	10,058,396
US	16/053,232	10,245,113
US	16/156,651	10,624,532
US	16/156,625	10,398,287
US	16/174,646	10,426,561

Trademarks
Region	Serial/Application Number	Registration Number
US	88/444,220
US	88/444,226
US	88/444,228
US	87/222,823
US	87/222,834
CA	1807214	TMA1060879
CA	1807220
CN	27681249
CN	27681252
CN	27681253
CN	27681254
CN	27681250	27681250
CN	27681251	27681251
CN	13580910	13580910
CN	13580908	13580908
CN	13580907	13580907
CN	13580905	13580905

SCHEDULE B
FORM OF CONFIRMATION OF SECURITY INTEREST IN INTELLECTUAL PROPERTY
WHEREAS:
Titan Medical Inc. (the “Obligor”), a corporation incorporated and existing under the Laws of Ontario with its head office at 750-155 University Ave, Toronto, ON M5H 3B7, is the owner of the [trade-marks/patents/copyrights/industrial designs] set forth in Exhibit A hereto, the registrations and applications for the [trade-marks/patents/copyrights/industrial designs] identified therein and the underlying goodwill associated with such [trade-marks/patents/copyrights/industrial designs] (collectively, the “[Trade-Marks/ Patents/Copyrights/Industrial Designs]”); and
[Redacted] (the “Secured Creditor”) has entered into an agreement with the Obligor, as reflected by a separate document entitled the “Security Agreement” dated as of the [●] day of April, 2020 by which the Obligor granted to the Secured Creditor, a security interest in certain property, including the [Trade-Marks/Patents/Copyrights/ Industrial Designs], in consideration of the provision of an advance to the Obligor;
NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged and in accordance with the terms and obligations set forth in the Security Agreement, the Obligor confirms the grant to the Secured Creditor of a security interest in and to the [Trade-Marks/Patents/Copyrights/Industrial Designs].
DATED at [●] on this [●] day of [●], [●].
TITAN MEDICAL INC.
Per:
Authorized Signing Officer
DATED at [●] on this [●] day of [●], [●], before me appeared the person who signed this instrument, who acknowledged that [he/she] signed it as a free act on [his/her] behalf or on behalf of the corporation identified and referred to herein as the Obligor.

[Signature of Notary Public/Witness]

EXHIBIT A
TRADE-MARKS/PATENTS/COPYRIGHTS/INDUSTRIAL DESIGNS